Exhibit 99.1

NAM TAI PROPERTY INC.

NOTICE OF 2026 ANNUAL MEETING OF SHAREHOLDERS

May 11, 2026

Dear Shareholders,

I am pleased to inform you that the 2026 Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company” or “Nam Tai”) will be held virtually at 8:00 p.m. (China Standard Time (“CST”)) / 8:00 a.m. (Eastern Standard Time (“EST”)) on Monday, June 15, 2026 at meetnow.global/MQK6NSJ.

At the Meeting, our shareholders will vote on the following matters:

1.	Election (re-election) of six (6) directors to serve for the ensuing year until the next annual meeting of shareholders or until their successors are duly elected and qualified; and

2.	Considering and acting upon such other business as may properly come before the Meeting or any adjournment thereof.

Director Nominees

We are delighted to present six (6) director nominees to serve you for the ensuing year. The slate of director nominees recommended by the Company’s board of directors (the “Board”) includes two (2) executive directors, Mr. Bo Hu and Mr. Chunhua Yu, and four (4) non-executive directors, Mr. Michael Cricenti, Mr. Peter R. Kellogg, Mr. Ruigang Li and Mr. Tao Wang. All six (6) director nominees are incumbent directors.

Shareholders as of the record date of April 20, 2026, are entitled to vote. As of April 20, 2026, there were 60,381,461 outstanding common shares of the Company, each of which is entitled to one vote for each director nominee and one vote for any other proposals.

Your vote is very important. Whether or not you plan to attend the Meeting, we urge you to vote and submit your proxy.

Thank you for your continued support of Nam Tai Property Inc.

/s/ Michael Cricenti
Michael Cricenti
Chairman of the Board of Directors

LETTER TO SHAREHOLDERS FROM OUR CHIEF EXECUTIVE OFFICER

Dear Shareholders,

One year ago, I wrote about Shenzhen’s extraordinary energy and our conviction that Nam Tai is fundamentally a Shenzhen story. That conviction has grown stronger. As we approach the midpoint of 2026, I am pleased to report progress across our core priorities in a still challenging macro environment for China's real estate sector.

Key Milestones Achieved in the Past Year

We have executed with discipline and delivered several important results:

•
Strengthened our balance sheet through comprehensive refinancing with major Chinese commercial banks. In March 2025, we refinanced Nam Tai Technology Center with a RMB 700 million construction loan from Shenzhen Rural Commercial Bank at approximately 4.7%. The new loan replaced the existing loan from Bank of Guangzhou (capped at RMB 450 million, at approximately 6.0%, and maturing in March 2026). In July 2025, we refinanced Nam Tai Inno Park with a RMB 600 million loan from China CITIC Bank at approximately 4.3%. The new loan replaced the existing loan from Bank of China (outstanding balance of RMB 405 million, at approximately 5.0%, and required significantly accelerated principal repayments). The new loan has a 15-year maturity and a materially smaller amortization schedule. The Company also obtained a RMB 110 million mortgage loan secured by Inno Valley at an interest rate of approximately 4.4%. Taken together, these transactions reflect restored access to commercial bank financing on competitive terms, increase liquidity, improve our capital structure, reduce near‑term repayment obligations, and provide additional flexibility to execute our development and monetization plans.
•
Advanced construction of the Nam Tai Technology Center. Nam Tai resumed construction on the Nam Tai Technology Center in March 2025, shortly after completing the construction loan described above. The Company remains on track to complete construction in the coming months and will update shareholders on leasing and sales progress thereafter. This modern industrial park in Bao’an District is designed for serving technology, data infrastructure, and AI‑related tenants.
•
Maintained occupancy and rental income at our stabilized assets. Despite intensified competition, Nam Tai Inno Park maintained approximately 75% occupancy as of December 31, 2025.
•
Monetized non-core assets. Nam Tai completed the sale of our Wuxi property to the local government for RMB 224.8 million (about $31 million), representing a premium of approximately 60% to the December 2024 independent appraisal and implying a 3.6% cap rate on in-place rent.
•
Strengthened governance and compliance. The Company filed all past due Form 20-Fs covering fiscal years 2021 through 2024 and timely filed our 2025 Form 20-F. These filings represent steady progress; and the 2025 Form 20-F includes the removal of the prior going concern qualification, and our auditors’ attestation of effective internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. After several years marked by delayed filings and governance disputes, we view these steps as an important milestone in normalizing our reporting and control environment.
•
Fully repaid the outstanding IAT and ISZO loans. These repayments eliminated legacy financing obligations from the prior proxy fight period.
•
Continued opportunistic capital allocation. Nam Tai repurchased 747,500 common shares and maintained what we believe is a conservative leverage position relative to comparable companies.

These milestones reflect meaningful progress since we regained full onshore control of the Company, though we recognize the need to move faster and maintain disciplined execution to create lasting shareholder value.

A Balanced Perspective on China’s Real Estate Market

Many of our shareholders, especially those in the United States, follow China mainly through international headlines that have rightly highlighted the sector’s well-publicized challenges. These concerns remain, as the market continues to face oversupply in many cities, relatively slow absorption rates, limited policy and banking support compared to previous cycles, and broader demographic pressures from an aging population. Fundamentals have not materially improved, and we do not expect a swift, broad-based recovery in the near term.

Taking a closer look, however, we see meaningfully differentiated situations by city and asset class. Shenzhen and the Greater Bay Area have shown relative resilience within China’s broader real estate market. While the city is not immune to oversupply pressures, it benefits from a younger demographic than many other Tier 1 cities, an established innovation ecosystem, and sustained demand in strategic sectors such as export-oriented logistics, robotics, technology and AI infrastructure, and advanced manufacturing.

Moreover, what is quietly changing, though less visible in headlines, is the capital allocation environment. China’s major institutional investors, particularly insurance companies, are facing rising payout obligations against a backdrop of relatively low interest rates, prompting a gradual rebalancing toward higher yielding alternatives, including real estate. According to the latest Annual Reports from leading Chinese insurers, real estate allocations among these top-tier firms currently average only about 1.5% of their total assets under management, well below global peers. This institutional demand is already visible in the performance of China REITs (“C-REITs”) and creates a more constructive backdrop for quality assets even in a challenging fundamental environment. For instance, based on recent market transactions, industrial/business park C-REITs are trading in the 5–6% cap rate range, while residential rental C-REITs stay at cap rates below 3%, providing valuation benchmarks for the potential future monetization of comparable assets. Since its launch in 2021, the C-REITs market has grown to approximately USD 30 billion in market capitalization (versus approximately USD 1.5 trillion in the United States), supported by a gradually expanding regulatory framework.

Finally, the prolonged downturn has created opportunities for disciplined capital deployment. Distressed and opportunistic transactions, particularly private, off‑market deals, are available at meaningfully wider cap rates than public market levels. With the 10-year government bond yield currently at 1.8% based on public market data, the spread between prime industrial asset cap rates and the 10-year government bond exceeds 400 basis points, the widest level since 2019.

In Shenzhen, sectors aligned with national priorities are showing relative strength, and they match well with the Company’s existing core property type, tenant profile, and potential strategic plan. We approach these dynamics with a focus on discipline and realism. We are not counting on a broad market recovery; rather, we are focused on selective opportunities where our on-the-ground presence and local relationships provide a clear competitive advantage.

Our Strategic Focus for 2026 and Beyond

1.
Pursue relisting on a major exchange. We are committed to pursuing the financial and operational milestones required to support a potential relisting on the NYSE or another national securities exchange, subject to regulatory and market conditions. This remains an important objective because a successful relisting could improve trading liquidity, lower our long‑term cost of capital, and broaden market access and visibility. The path forward involves three primary steps: Chinese regulatory approval, SEC review, and final approval from the listing exchange. The timing of each step is not within our control, and we will update shareholders as material developments occur.

2.
Complete and lease-up / monetize Nam Tai Technology Center. Deliver the project on schedule and on budget, and actively lease and, where appropriate, sell to high-quality tenants, with particular focus on technology, data infrastructure, and AI‑related uses that align with Shenzhen’s innovation strengths.
3.
Sustain and optimize Inno Park: Maintain strong occupancy in the current competitive industrial market and seek the timing and structure that best support monetizing this asset when market conditions are conducive to value realization.
4.
Unlock highest and best use for Inno Valley: Advance redevelopment plans for this site and seek the necessary approvals to maximize long‑term value. The highest and best use of real estate depends on government approvals, market conditions, and construction costs. We will update shareholders on this redevelopment as it progresses.
5.
Capitalize on Greater Bay Area opportunities: We are evaluating distressed or import/export‑related industrial properties and potential participation in C-REIT structures. For example, Inno Park could potentially fit an industrial or business park C-REIT profile, while the dormitory component of the Technology Center could align with residential rental C-REITs. These remain exploratory options among several value-creation pathways we are evaluating. We are not committed to any specific structure at this time and will pursue such options only if they offer attractive risk-adjusted returns for shareholders.

We believe these initiatives, executed with discipline, will drive progress toward maximizing long-term per-share value for our shareholders.

Looking Ahead

Shenzhen continues to demonstrate resilience and momentum in its key growth sectors. We are proud to be embedded in this dynamic city and remain focused on disciplined execution. Challenges in the broader property market persist, but we believe our conservative balance sheet, improving project pipeline, and strategic focus position us to navigate this environment and create long-term value.

Thank you for your continued trust and support. We are committed to delivering results and building long-term value for all Nam Tai shareholders.

Sincerely,

/s/ Bo Hu
Bo Hu
Chief Executive Officer

Forward-looking Statements

The Company may from time to time make written or oral “forward-looking statements,” including statements contained herein and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include risks related to our currently contemplated strategy, competition, timing, increases in costs of materials, capital and financing needs, access to funding under our debt instruments and the timing thereof, our ability to refinance certain debt, our ability to sell certain assets, construction/development challenges or setbacks, our ability to hire and retain construction contractors and subcontractors, our ability to obtain materials and supplies necessary for construction of various projects, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, our ability to add additional guaranteed power to certain of our projects, projected regional development, composition of potential tenants of development projects, development of asset light capabilities for internal or external use and monetization, judicial and regulatory challenges and/or delays, changes in economic policy, including in relation to trade and/or tariffs, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

NAM TAI PROPERTY INC.

ANNUAL MEETING OF SHAREHOLDERS

June 15, 2026

Notice is hereby given that the 2026 Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Property Inc. (the “Company”) will be held virtually at 8:00 p.m. (China Standard Time)/8:00 a.m. (Eastern Standard Time) on Monday, June 15, 2026 at meetnow.global/MQK6NSJ for the purposes of considering the following resolutions:

1. To elect six (6) members of the board of directors of the Company (the “Board”), namely Mr. Michael Cricenti, Mr. Bo Hu, Mr. Peter R. Kellogg, Mr. Ruigang Li, Mr. Tao Wang and Mr. Chunhua Yu, each to serve for the ensuing year until the next annual meeting of shareholders or until their successors are duly elected and qualified. The Board recommends that you vote “FOR” each director nominee; and

2. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Who is entitled to vote?

Only holders of common shares of record at the close of business on the record date, April 20, 2026 (EST), will be entitled to vote at the Meeting. As of April 20, 2026, there were 60,381,461 outstanding common shares of the Company, each of which is entitled to one vote for each director nominee and one vote for each of the other proposals, if any.

How do I Vote?

How you vote depends on whether you are a registered or non-registered shareholder. You are a registered shareholder if the shares you own are registered in your name. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a trustee, financial institution or securities broker. This is often called ownership in “street name” because your name does not appear in the records of the Company’s transfer agent, Computershare.

If you are a registered shareholder, you can vote during the Meeting, via the Internet, by telephone or by proxy, as explained below. If you hold any shares of the Company in street name, you should receive a voting instruction card from the intermediary in respect of such shares with further voting instructions. Please follow the directions that the intermediary provides.

If you receive more than one proxy card or voting instruction card, then you may have more than one account at Computershare, with an intermediary, or both. Please vote all proxy cards and voting instruction cards that you receive so that all of the shares that you own will be represented at the Meeting.

If you are a shareholder of record, there are four ways to vote:

•

Virtually During the Meeting—you may vote online during the virtual Meeting held at meetnow.global/MQK6NSJ. To be admitted to the Meeting and vote your shares, you must provide the control number located on your proxy card;

•	Internet—you may vote over the Internet prior to the virtual Meeting by following the instructions provided on the proxy card. You must have the control number that is on the proxy card when voting;

•	Phone—you may vote via phone prior to the virtual Meeting by following the instructions provided on the proxy card. You must have the control number that is on proxy card when voting; or

•

Mail—you may vote via telephone prior to the virtual Meeting by completing, signing and dating the proxy card and returning the proxy card in the prepaid envelope. Your proxy card must be received by the Company at the address indicated under “Investor Information” below before the voting polls close at the Meeting.

Regardless of your plan to attend or not attend the Meeting, please vote either by phone, online, or complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage paid envelope according to the instructions included with the proxy card. Sending in your proxy will not prevent you from voting in person at the Meeting.

Signed and dated proxy cards received by the Company without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal being submitted to a vote at the Meeting.

You may change your vote at any time before the polls close at the conclusion of voting at the Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to June 12, 2026, (2) voting again over the Internet prior to June 12, 2026, (3) voting again via phone prior to June 12, 2026, (4) voting again via mail prior to June 12, 2026, or (5) voting at the Meeting if you are a registered shareholder or have followed the necessary procedures required by your intermediary.

How do I Attend the Meeting?

Only shareholders as of the record date (April 20, 2026) may attend the Meeting. If you are a registered shareholder, you do not need to register to attend the Meeting virtually on the internet. Please follow the instructions on the proxy card that you received.

If you hold your shares through an intermediary, you must register in advance to attend the Meeting virtually on the internet.

To register to attend the Meeting online by webcast, you must submit proof of your proxy power (legal proxy) reflecting your holdings of the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than June 8, 2026. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare at the following:

By email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare

NTP Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

We encourage you to access the Meeting prior to the start time. A link on the Meeting page will provide further assistance should you need it or you may call 1-888-724-2416 or 1-781-575-2748 for technical support. Participants should allow plenty of time to log in and to make sure that they can hear streaming audio prior to the start of the Meeting. The Company will not be hosting a question and answer portion for the 2026 Meeting.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the Meeting in order to vote your shares.

If you hold shares through an intermediary, your shares may be voted even if you do not provide voting instructions on your instruction form in certain instances. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. However, the election of directors is not considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How many votes must be present to hold the Meeting?

In order for us to conduct the Meeting, one or more members present in person or by proxy representing at least one half of the votes of our outstanding common shares as of the record date must be present, or 30,190,731 shares based on our April 20, 2026 record date. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Meeting.

How many votes are needed to approve the election of directors?

The election of the director nominees require a majority of the votes cast to be “FOR” the director nominees.

Proposal 1: Election of Directors

Our Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated six (6) director candidates for election to the Board to serve for the ensuing year until the next annual meeting of shareholders, or until their successors are duly elected and qualified. You are asked to vote for these nominees to serve as members of the Board. All director nominees have consented to serve if elected.

The slate of director nominees includes two (2) executive directors, Mr. Bo Hu and Mr. Chunhua Yu, and four (4) non-executive directors, Mr. Michael Cricenti, Mr. Peter R. Kellogg Mr. Ruigang Li and Mr. Tao Wang. All six (6) director nominees are incumbent directors.

Director Biographies

Michael Cricenti, 41, has been a member of the Board of Directors since November 2021 and has served as Chairman of the Board since December 2021. He also serves on the Board’s Nominating and Corporate Governance Committee, Audit Committee, Compensation Committee, Special Committee and Executive Committee. Since 2016, Mr. Cricenti has served as the Managing Member and Chief Investment Officer of Magis Capital Partners, a private investment firm that strategically invests in real estate investment trusts with holdings across diverse commercial property sub-sectors. Prior to this, from 2009 to 2016, Mr. Cricenti held the role of Managing Director at Bluestem Asset Management, an investment firm overseeing approximately $1.5 billion in assets. Earlier in his career, Mr. Cricenti was a mergers and acquisitions analyst at Harris Williams & Co., a leading advisory firm focused on the middle market. He earned a Bachelor of Science in Business Administration from Babson College, with concentrations in finance and quantitative methods. Mr. Cricenti’s extensive experience in real estate, capital allocation, and mergers and acquisitions, as well as his business acumen, make him a valuable member of the Board.

Bo Hu, 41, has served as the Chief Executive Officer of the Company since October 2024 and has been on the Board since November 2021. He serves on the nominating and Corporate Governance Committee, Executive Committee, Compensation Committee and Special Committee. From January 2016 to March 2024, Mr. Hu served as a Partner and Managing Director of Edge Principal Advisors (“Edge”), a New York-based multi-strategy real estate investment firm that manages several fund vehicles with over $6 billion of real estate investments. While at Edge, Mr. Hu was involved in transactions across a broad range of property types, overseeing the execution of some of the most complex deals and joint venture relationships. His previous work experience also includes Five Mile Capital Partners and Merrill Lynch & Co. Mr. Hu holds a bachelor’s degree and a master’s degree from the University of Texas at Austin. The Company believes Mr. Hu’s robust experience in real estate, in addition to his business experience and knowledge, makes him well qualified to serve as the Chief Executive Officer and a director.

Peter Kellogg, 83, has served on our Board of Directors since June 2000. Mr. Kellogg was a senior managing director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg is also a member of the board of the Ziegler Companies and the U.S. Ski Team. Mr. Kellogg possesses extensive business experience, expertise in capital allocation, and a deep understanding of the Company’s operations and history that are additive to the Board.

Ruigang Li, 48, has been on the Board since May 2025 and serves on the Audit Committee. Since September 2024 to the present, he has served as General Manager at HyperStrong International ME FZCO in Dubai and Country Manager for the MENA and Western Europe Region at Beijing HyperStrong Technology Co., Ltd.. In these roles, he is responsible for developing energy storage projects in overseas markets. From May 2023 to August 2024, Mr. Li served as MENA Director at HK Green Energy Co., a subsidiary of China Power International Development Limited, where he was responsible for business development in the Middle East region for electricity generation projects investments and green power investment strategy study. From May 2018 to November 2022,, Mr. Li served as the Sales Director and General Manager of Shanghai Electric Dubai Co. Mr. Li has significant experience in green energy development trends and investment, as well as combinations of green power and data computing hubs in the PRC and abroad. Mr. Li holds both a Master’s degree from The University of Hong Kong and a Bachelor’s degree from Shanghai International Studies University. The Company believes Mr. Li’s business experience and knowledge makes him well qualified to serve as a director.

Tao Wang, 64, has been on the Board since May 2025 and serves on the Audit Committee. From February 2019 to present, he has served as the Vice President at Tianyun Rongchuang Data Technology Co Ltd. (“Tianyun Data”), a top tier company in the PRC AI and database industries, known for its contributions in PaaS and MaaS infrastructure. His role has involved strategic oversight across investor relations, product commercialization, government affairs, market expansion, and financial sector business development, while also providing active leadership in key corporate milestones and day-to-day business operations. From October 2010 to February 2019, Mr. Wang served as the SVP and Executive Director of Business Development at Cigna CMB Life Insurance Co., Ltd. (“Cigna”). His previous experience also includes serving as Deputy Vice President of Banking Insurance for China at AIA Life Insurance Co., Ltd. Mr. Wang has significant experience in business development in the PRC. Mr. Wang holds both a Master’s and a Bachelor’s degree from the Institute of International Relations. The Company believes Mr. Wang’s experience in business development within the PRC, in addition to his experience in technology and artificial intelligence, make him well qualified to serve as a director.

Chunhua Yu, 44, has served as the President of the Company since October 2024 and has been on the Board since December 2021. He served as the Company’s Chief Executive Officer from March 2022 to October 2024. He serves on the Nominating and Corporate Governance Committee and Compensation Committee. Mr. Yu previously worked in the Ministry of Foreign Affairs and also held private sector positions in the investment and real estate sectors. He has over 17 years of work experience in government relations, financing and investment and corporate governance. He holds a Master of Business Administration from Columbia Business School. The Company believes Mr. Yu’s business experience, local experience, private and public sector background and prior involvement in the Company’s efforts to obtain total on-shore control of the Company’s assets in the People’s Republic of China make him well qualified to serve as a director.

Board Committee Membership and Director Independence

The Board has established five (5) committees which include the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee, the Executive Committee, and the Special Committee. The directors which sit on the Audit Committee include Messrs. Cricenti, Li and Wang. The directors which sit on the Nominating and Corporate Governance Committee include Messrs. Cricenti, Hu and Yu. The directors which sit on the Compensation Committee include Messrs. Cricenti, Hu and Yu. The directors which sit on the Executive Committee include Messrs. Cricenti and Hu. The directors which sit on the Special Committee include Messrs. Cricenti and Hu.

After reviewing all relationships each director has with the Company, including the nature and extent of any business relationships between the Company and such person, the Board has affirmatively determined that, of the director nominees, each of Messrs. Cricenti, Kellogg, Li and Wang has no material relationships with the Company and is “independent” under the applicable rules and regulations.

Where You Can Find More Information

The Company files reports and other documents with the SEC under the Securities Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Michael Cricenti
Michael Cricenti
Chairman of the Board of Directors

Dated May 11, 2026

INVESTOR INFORMATION

SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	REGISTERED OFFICE

The Annual Meeting of Shareholders will be held virtually at 8:00 p.m. (China Standard Time)/8:00 a.m. (Eastern Time), on Monday, June 15, 2026. The Meeting can be accessed at the following link: meetnow.global/MQK6NSJ

	Longacre Square Partners 44 W 37th St., 6th Fl, New York, NY 10018 Telephone: (646) 386-0091 Email: NTP@longacresquare.com	Nam Tai Property Inc. Maples Corporate Services (BVI) Limited Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands

STOCK LISTING	SHAREHOLDER INQUIRIES	PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
The shares of Nam Tai Property Inc. are traded on the OTC Expert Market under the stock symbol “NTPIF”.	If you have any questions or need assistance with voting your shares, please call: Computershare Investor Services Toll Free – 800-522-6645 Toll – +1 (201) 680-6578	Namtai Industrial Estate, No. 2, Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City, Guangdong Province, the People’s Republic of China

TRANSFER AGENT AND REGISTRAR	WEBSITE	INDEPENDENT AUDITOR

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Computershare Investor Services

Regular Mail Delivery

PO Box 43006

Providence, RI 02940-3006

United States

Overnight Mail Delivery

150 Royall Street, Suite 101

Canton, MA 02021 United States

Shareholder Services:

Toll Free – 800-522-6645

Toll – +1 (201) 680-6578

Website: www-us.computershare.com

	www.namtai.com	MRI Moores Rowland LLP